

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Kam Pang Chim
Chief Financial Officer
Nature Wood Group Ltd
Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E
Macau S.A.R

      Re: Nature Wood Group Ltd
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted January 3, 2023
          CIK No. 0001948294

Dear Kam Pang Chim:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS F-1 filed January 3, 2023

Report of Independent Registered Accounting Firm , page F-2

1.   Please request that your auditor provide, and amend your filing to include, a properly dated report.

       You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing